Mail Stop 4561

December 11, 2006

Sandra G. Sponem
Chief Financial Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

> **Re: Piper Jaffray Companies**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 001-31720**

Dear Ms. Sponem:

      We have completed our review of your Form 10-K and have no further comments at this time. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

                                        Sincerely,

                                        Paul Cline
                                        Senior Accountant